LAGOON GROUP CORP.

Rodriguez y Valenzuela LT 91-2B

Urb. Comarca, Quito, Ecuador

September 3, 2014

Ms. Sherry Haywood,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Lagoon Group Corp.

       Registration Statement on Form S-1

       Filed June 30, 2014

       File No. 333-197103

Dear Ms. Sherry Haywood:

Lagoon Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated July 23, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 30, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Our Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is commencing operations in the field of the distribution of teeth whitening products. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

2. Please revise the disclosure throughout your filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

Our response:  We do not believe that Lagoon Group Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Lagoon Group Corp. can be classified as having “no or nominal operations”.  Our management has specific education and background experience in our line of business as stated in the S-1. From inception, Lagoon Group Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Lagoon Group Corp. investigated the market demand for teeth whitening products and researched the market of dental and cosmetic products in Ecuador. Additionally, we have executed a Marketing and Sales Distribution Agreement with Arturo Rodrigo Perea Lozano, dated June 5, 2014, who agreed to market and distribute our teeth whitening products to general public in Ecuador. Also, as of today, we received our first prepayment in the amount of $2,000 for our teeth whitening product. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Registration Statement Front Cover page

3. Please revise the telephone number of your principal executive offices throughout the registration statement. We note that (702) 425-4737 is not a working telephone number.

Our Response: We have revised the telephone number of our principal executive offices throughout the registration statement.

Prospectus Summary, page 5

4. We note disclosure of your Marketing and Sales Distribution Agreement. Please disclose here and in the “General” section of the “Description of Business” section that pursuant to the Marketing and Sales Distribution Agreement, you will non-exclusively sell Crest 3D White Whitestrips to the distributor, the distributor will market, sell and distribute the Crest 3D White Whitestrips in Ecuador and the distributor has no obligation to buy any products from you. Please also disclose that the agreement is for one year beginning June 5, 2014. Please provide a materially complete description of any resale restrictions imposed by the manufacturer of these products.

Our Response: We have disclosed here and in the “General” section of the “Description of Business” section that pursuant to the Marketing and Sales Distribution Agreement, we will non-exclusively sell Crest 3D White Whitestrips to the distributor, the distributor will market, sell and distribute the Crest 3D White Whitestrips in Ecuador and the distributor has no obligation to buy any products from us. We have also disclosed that the agreement is for one year beginning June 5, 2014.

We plan to purchase Crest 3D White Whitestrips at auctions such as E-bay.com as well as at liquidation, overstock and closeout sales at discounted prices. It is our understanding that we have legal rights to resell branded items that we have legitimately purchased.

Risk Factors, page 6

5. Please add a risk factor disclosing the risks of whether your sole officer has experience in marketing, distributing and selling teeth whitening products in Ecuador.

Our Response: We have added a risk factor disclosing the risks of whether your sole officer has experience in marketing, distributing and selling teeth whitening products in Ecuador.

If we do not attract customers, we will not make a profit, which ultimately . . ., page 7

6. We note that you disclose this risk factor twice on this page. The first time this risk factor appears you disclose that you “have identified one customer” and the second time this risk factor appears you disclose that you “have not identified any customers”. Please revise to include this risk factor only once and please make your disclosure consistent throughout the prospectus on whether you have a customer. We note in the risk factor “We have limited business, sales and marketing . . .” you disclose that you have not garnered any customers. We also note disclosure on pages 18 and 22 that you have one customer. If you have a customer, please disclose that the customer has no obligation to buy any products from you.

Our Response: We revised our disclosure on accordance to the comments of the commission.

Use of Proceeds, page 12

7. Please revise to disclose, where less than all the common stock to be offered may be sold and more than one use is listed for the proceeds, the order of priority of such purposes. See the Instructions to Item 504 of Regulation S-K.

Our Response: We revised to disclose, that our table sets forth the uses of proceeds in the order of priority.

Dilution, page 13

8. Please tell us, and provide the detail in your response via tabular presentation, how you arrived at your net tangible book value before and after the offering for all three scenarios of shares sold.

Our Response: The net tangible book value before offering comes from the division of the current Total Stockholder’s Equity, which is $2,142 by the number of shares outstanding before the offering, which is 10,000,000.

To calculate the net tangible book value after offering for all three scenarios of shares sold, we divide the anticipated net tangible book value after offering by number of shares outstanding after the offering in each scenario. In the scenario if all of the shares are sold, the net tangible book value can be calculated as $80,000 total proceeds minus $7,000 offering expenses plus $2,142 Total Stockholder’s Equity. Therefore, the net tangible book value after offering if all shares are sold is ($80,000-$7,000+2,142)/18,000= $0.0041. The net tangible book value after offering if 75% of the shares are sold is ($60,000-$7,000+2,142)/16,000= $0.0034. The net tangible book value after offering if 50% of the shares are sold is ($40,000-$7,000+2,142)/14,000= $0.0025.

	PERCENTAGE OF SHARES SOLD
DILUTION TO NEW SHAREHOLDERS	50%	75%	100%
Per share offering price	$0.01	0.01	$0.01
Net tangible book value per share before offering	$0.0002	0.0002	$0.0002
Net tangible book value per share after offering	$0.0025	0.0034	$0.0041
Decrease in investment to new shareholders	$0.0075	0.0066	$0.0059
Dilution to new shareholders	75%	66%	59%

Description of Business, page 20

General, page 20

9. We note disclosure on page F-6 that you planned to enter the tourism market of Guatemala. Please revise to discuss your original business plan and how and when you changed to your current business plan.

Our Response: We revised this typo.

10. We note disclosure that you do not intend to use any proceeds from this offering to manufacture teeth whitening products. Please disclose whether you ever intend to manufacture your own teeth whitening products. Please also disclose here whether you just intend to sell Crest 3D White Whitestrips or whether you also intend to sell other teeth whitening products.

Our Response: We have disclose that we never intend to manufacture our own teeth whitening products. We have also disclosed that we intend to sell teeth whitening products from different manufacturers.

Product, page 21

11. We note disclosure that you plan to sell whitening strips from different manufacturers. Please provide a materially complete description of any resale restrictions or permissions you may need to obtain by any manufacturers of these products to sell or resell such products.

Our Response: We do not plan to purchase teeth whitening products directly from the manufacturers and conclude agreements with them. We intend to purchase the products at auctions such as E-bay.com as well as at liquidation, overstock and closeout sales at discounted prices and resell. However, we might potentially be violating distribution or exclusivity agreements that these manufacturers have with other parties.

Sales and Marketing Strategy, page 22

Marketing and Sales Distribution Agreement, page 23

12. Please disclose in these sections that Arturo Rodrigo Perea Lozano is not obligated to buy any products from you.

Our Response: We have disclosed in these sections that Arturo Rodrigo Perea Lozano is not obligated to buy any products from us.

13. We note disclosure of your marketing strategies. Please disclose in a new “Trademark” section in the “Description of Business” section and include a new risk factor covering trademark issues you may have with the manufacturer of Crest 3D White Whitestrips and any other manufacturers of products you plan to sell.

Our Response: In response to this comment we have added the following section:

Trademark

We intend to purchase the teeth whitening products at auctions such as E-bay.com as well as at liquidation, overstock and closeout sales at discounted prices. In purchasing brand name merchandise to resell we might potentially be violating trademark or other proprietary rights.  This could possibly open us up to law suits or alternatively may limit our ability to fully implement our business plan, which could cause us to cease or suspend our operations.

Competition, page 22

14. We note disclosure that you have not identified any competitors as you plan to offer new products in the market. Please tell us whether Crest 3D White Whitestrips are sold in Ecuador. Also, please confirm to us that no competitors are offering teeth whitening products in Ecuador or please revise your disclosure in this section.

Our Response: We have revised this section to delete this disclosure.

Experts, page 31

15. We note that the Thomas J. Harris CPA firm is now Harris & Gillespie CPA’s, PLLC. Please revise to include disclosure in this section that Harris & Gillespie CPA’s, PLLC is the successor firm to Thomas J. Harris CPA.

Our Response: We have revised to include disclosure in this section that Harris & Gillespie CPA’s, PLLC is the successor firm to Thomas J. Harris CPA.

Report of Independent Registered Public Accounting Firm, page F-1

16. Please revise the introductory and opinion paragraphs of the audit report to disclose, if true, that they have audited the balance sheet as of December 31, 2013 rather than from September 24, 2013 (inception) through December 31, 2013.

Our Response: Our auditors have revised their report in accordance with the comments of the commission.

Note 1 – Basis of Presentation, page F-6

17. You disclose that your plans are “to enter the tourism market of Guatemala.” Please clarify how this statement relates to your plan to distribute teeth whitening products in Ecuador and revise accordingly.

Our Response: We have revised this typo in Note 1.

Item 17. Undertakings, page 49

18. Please revise the language Rule “383(b)” to Rule “424(b)” in your undertaking a(4)(i). See Item 512(a)(5)(ii) of Regulation S-K.

Our Response: We have revised the language Rule “383(b)” to Rule “424(b)” in our undertaking a(4)(i).

Exhibit Index

19. We note disclosure in Note 4 on page 46. Please provide a written description of the $1,256 loan you have with Ms. Iurova and file such written description as an exhibit and include such exhibit in the exhibit index. Please refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations on our website. Also, we note disclosure in the “Certain Relationships and Related Transactions” section on page 27 that there is no due date for the repayment of the funds advanced by Ms. Iurova. Please make your disclosure consistent with the rest of the filing that the loan is due upon demand.

Our Response: We have filed a written description of the $1,256 loan we have with Ms. Iurova as an exhibit and include this exhibit in the exhibit index. We have also revised the “Certain Relationships and Related Transactions” section to make our disclosure consistent with the rest of the filing that the loan is due upon demand.

Consent, Exhibit 23.1

20. The disclosure herein refers to your auditor’s reports “for the period from September 24, 2013 (inception) through December 31, 2013 and for the three month period ending March 31, 2014.” Pursuant to AU-C Section 925, an auditor does not have a statutory requirement to consent to the use of interim financial statements unless a review report has been included in the registration statement. Please revise accordingly.

Our Response: We have revised in accordance with the comments of the commission.

21. Additionally, we note the consent was signed “Thomas J. Harris” on June 23, 2014 which is after the date the auditors name changed to Harris & Gillespie. Please revise the signature to reflect the current name of the audit firm Harris & Gillespie, parenthetically including the former name of “Thomas J. Harris.”

Our Response: The updated consent has been filed.

Please direct any further comments or questions you may have to the company at lagoongroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Anastasiia Iurova

Anastasiia Iurova, President